UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-15181 CUSIP NUMBER 303726103

(Check one):    ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q    ☐  Form 10-D    ☐  Form N-SAR

                        ☐  Form N-CSR

For Period Ended: June 26, 2016

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Fairchild Semiconductor International, Inc.

Full Name of Registrant

Former Name if Applicable

1272 Borregas Avenue

Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94089

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the quarter ended June 26, 2016, we discovered an embezzlement by a former non-management employee of our Korean subsidiary of local currency valued at approximately $630,000. We have initiated criminal and civil proceedings against the former employee. We also identified certain deficiencies in internal controls relating to local bank access credentials and transaction authorizations, which we addressed immediately following our discovery of the embezzlement. A review of those deficiencies is continuing.

This matter did not affect amounts reported in our financial results for the quarter ended June 26, 2016, which we disclosed in a press release and related current report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2016, nor did it affect financial results reported for prior periods, including but not limited to the three- and six-month periods ended June 28, 2015. In addition, we do not expect this matter to have any effect on our previously disclosed acquisition by ON Semiconductor Corporation, which we currently expect to close around the end of August.

Because of the embezzlement and related investigations and reviews, we have not yet completed our evaluation of internal control over financial reporting for the quarter ended June 26, 2016, as required by Rule 13a-15(d) under the Securities Exchange Act of 1934. As a result, our quarterly report on Form 10-Q for that period could not be filed with the SEC by the due date of August 5, 2016 without unreasonable effort or expense. We expect to file the Form 10-Q as soon as reasonably practicable after completion of our evaluation. At this time we anticipate that we will be able to do so within the extension period of five calendar days provided by Rule 12b-25 under the Securities Exchange Act of 1934.

Special Note on Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes certain forward-looking statements that are based on management’s assumptions and expectations and involve risk and uncertainty. Forward-looking statements usually, but do not always, contain forward-looking terminology such as “we believe,” “we expect,” or “we anticipate,” or refer to management’s expectations about Fairchild’s future performance or future events. Many factors could cause actual results or events to differ materially from those expressed in forward-looking statements. Risks relating to our ability to timely file our quarterly report on Form 10-Q for the quarter ended June 26, 2016, within the extension period of five calendar days provided by Rule 12b-25 under the Securities Exchange Act of 1934, include, but are not limited to, our inability to complete our evaluation of internal control over financial reporting for that period in a timely manner and sufficiently to allow appropriate conclusions to be drawn regarding changes, if any, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Risks relating to the completion of our pending acquisition by ON Semiconductor include, but are not limited to, the failure to receive remaining regulatory approvals or to satisfy other conditions to the closing of the transaction. Although we believe our expectations are reasonable based on all available information relating to the progress of applicable government approval processes, there can be no assurance that these approvals will be received when we expect to receive them or at all, or that such conditions will be satisfied in a timely manner or at all. These and other risk factors, including risk factors relating to our ongoing business, are discussed in the company’s quarterly and annual reports filed with the SEC and available at the Investor Relations section of Fairchild Semiconductor’s web site at investor.fairchildsemi.com or the SEC’s web site at www.sec.gov.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark S. Frey Executive Vice President, Chief Financial Officer and Treasurer	(408)	822-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fairchild Semiconductor International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 8, 2016	By	/s/ Mark S. Frey
Executive Vice President Chief Financial Officer and Treasurer